Exhibit 99.1

NEWS RELEASE

Toronto, May 7, 2020

Franco-Nevada Announces Election of Directors

Franco-Nevada Corporation announced that the nominees listed in the management proxy circular for the 2020 Annual and Special Meeting of Shareholders were elected as directors of the Corporation.  Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in Toronto are set out below.

N_ROW
Nominee	Votes For	% For	Votes Withheld	% Withheld
David Harquail	136,237,484	94.77%	7,515,373	5.23%
Paul Brink	142,952,173	99.44%	800,684	0.56%
Tom Albanese	143,705,092	99.97%	47,765	0.03%
Derek W. Evans	142,580,720	99.18%	1,172,137	0.82%
Dr. Catharine Farrow	142,525,541	99.15%	1,227,316	0.85%
Louis Gignac	140,577,674	97.79%	3,175,183	2.21%
Maureen Jensen	143,676,911	99.95%	75,946	0.05%
Jennifer Maki	143,676,298	99.95%	76,559	0.05%
Randall Oliphant	142,013,374	98.79%	1,739,483	1.21%
The Hon. David R. Peterson	139,086,695	96.75%	4,666,162	3.25%
Elliott Pew	143,081,000	99.53%	671,857	0.47%

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Candida Hayden

Corporate Affairs

416-306-6323

info@franco-nevada.com